

VIA FACSIMILE AND U.S. MAIL

January 23, 2007

Mr. Phillip J. Smith
Executive Vice President and Chief Financial Officer
Stater Bros. Holdings, Inc.
21700 Barton Road
Colton, CA 92324

> **Re:** **Stater Bros. Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 24, 2006**
> **Filed December 19, 2006**
> **File No. 1-13222**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 24, 2006

Selected Financial Data, page 12

1. Please expand your disclosure in footnote (1) on page 13 to explain how you treat expansions in the square footage of stores in your computation of like store sales.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Results of Operations, page 19

2. Where you identify intermediate causes of changes in sales between periods,
please describe the reasons underlying such causes. For example, stating that
your sales increase is attributable, in part, to increases in like store sales only
identifies the intermediate cause of the change. Please indicate the specific
reason(s) for the increase in like store sales. Please also disclose the extent to
which price versus volume contributed to the overall change in sales.
Additionally, in your discussion of selling, general and administrative expenses,
please quantify in dollars the changes in costs between periods and describe the
significant reasons for the changes. See Item 303(a) of Regulation S-K and SEC
Release No. 33-8350.

Controls and Procedures, page 29

3. You state that your certifying officers concluded that your disclosure controls and
procedures were effective in "making known to them, on a timely basis, the
material information needed for the preparation of this Report on Form 10-K." In
future filings, please revise your conclusion to include the full definition of
disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e)
rather than the summarized definition you include now. In this regard, please
revise to state, if true, whether the same officers concluded the controls and
procedures were effective to "ensure that information required to be disclosed by
[you] in the reports that [you] file or submit under the Act is recorded, processed,
summarized and reported, within the time periods specified in the Commission's
rules and forms" and to "ensure that information required to be disclosed by [you]
in the reports that [you] file or submit under the Act is accumulated and
communicated to [your] management, including [your] principal executive and
principal financial officers, or persons performing similar functions, as
appropriate to allow timely decisions regarding required disclosure."
Additionally, please confirm to us that your conclusion regarding effectiveness
would not change had these statements been included in this filing.

4. Please revise your disclosure to identify any changes, rather than only significant
changes, in your internal control over financial reporting that occurred during the
last fiscal quarter that have materially affected, or are reasonably likely to
materially affect, your internal control over financial reporting. See Item 308(c)
of Regulation S-K. Additionally, given these revisions, please confirm to us that
there were no such changes in your internal control over financial reporting.

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

5. Please revise to present other income and other expense as separate line items,
    unless clearly immaterial. Please also disclose material amounts included in other
    income and other expense for each year presented. See paragraphs 7 to 9 of Rule
    5-03(b) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-6

6. Please explain to us why premium, fees and make-whole payments and
    amortization of debt issuance costs related to debt purchase are classified as cash
    flows from financing activities given that these amounts are included in your
    results of operations. It appears that premium, fees and make-whole payments
    should be classified as cash flows from operating activities while amortization of
    debt issuance costs should be reflected as a non-cash charge. Please refer to the
    requirements of SFAS 95. Additionally, as premium, fees and make-whole
    payments are included in both net income and cash flows from financing
    activities, please tell us the line item in cash flows from operating activities that
    was grossed up to balance cash flows related to these payments.

Consolidated Statements of Stockholder's Deficit, page F-7

7. Please revise to disclose the changes in the number of shares of common stock
    outstanding during the periods presented. See Rule 3-04 of Regulation S-X and
    paragraph 10 of APB 12.

Notes to Consolidated Financial Statements, page F-8

8. Please tell us in detail how you determined that you have only one reportable
    segment and explain why you believe this presentation is consistent with the
    objectives of SFAS 131 as set forth in paragraph 3 of SFAS 131. Please also tell
    us the operating segments you have identified in accordance with paragraph 10 of
    SFAS 131 and your basis for aggregating those operating segments into one
    reportable segment. Your response should address how the various operating
    segments meet each of the aggregation criteria included in paragraph 17 of SFAS
    131. In addition, if you have not identified Markets, Santee and Super Rx as
    separate operating segments, please tell us why and provide us with examples of
    the financial reports regularly reviewed by the chief operating decision maker.
    Finally, notwithstanding the preceding, provide the disclosures required by
    paragraph 26 of SFAS 131.

9. We note your discussion of store closures on page 16. As such closures represent exit or disposal activities and are within the scope of SFAS 146 please provide the disclosures required by paragraph 20 of SFAS 146.

10. Please disclose sales for each product or each group of similar products or tell us why disclosure of such information is not required. See paragraph 37 of SFAS 131.

Note 1 – The Company and Summary of Significant Accounting Policies, page F-8

11. Please tell us and disclose your policies for classifying Santee's shipping and handling costs and related amounts billed to customers in the statement of operations. If shipping and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. See EITF 00-10.

Receivables, page F-8

12. Please tell us and disclose the amounts of your provision and allowance for doubtful accounts for each year presented. Please refer to paragraph 4 of Rule 5-02 and paragraph 5 of Rule 5-03 of Regulation S-X. If material, please provide Schedule II or disclose the information required by Schedule II in the notes to your financial statements. Refer to Rule 5-04 of Regulation S-X.

Revenue Recognition, page F-9

13. Please tell us whether your gift cards and certificates are redeemable for cash and carry expiration dates. Please also tell us how you account for gift cards and certificates that are never redeemed. If you recognize unredeemed gift cards and certificates as income tell us whether you recognize the income upon sale of the cards and certificates, upon expiration or over the term of your performance obligation and how you estimate the amounts recognized. Please also tell us what consideration you give to the escheat laws of the states in which you operate. In addition, please tell us the amount of income from unredeemed gift cards and certificates recognized for each year presented and how the income is classified in your financial statements. Finally, please disclose your accounting policies regarding recognition of income from unredeemed gift cards and the income statement line item that includes such income. Please show us what your revised disclosure will look like.

Note 2 – Santee, page F-12

14. Please tell us your basis for classifying the $22.4 million gain in operating profit. In this regard, we are particularly interested in understanding how you determined

that the settlement relates to your ongoing major or central operations as contemplated in paragraph 86 of FASB Concepts Statement 6.

Note 10 – Retirement Plans, page F-22

15. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 14 – Phantom Stock Plans, page F-27

16. Please provide all disclosures required by paragraph A240 of SFAS 123R, as applicable.

Form 8-K Filed December 28, 2006

17. We note that you issued a press release on December 19, 2006, which you furnished on Form 8-K under Regulation FD on December 28, 2006. In the future, please file Form 8-K simultaneously with the nonpublic release of information when disclosure is made under Regulation FD and within 4 business days after the occurrence of the event for all other disclosures. See Rule 100(a) of Regulation FD and General Instruction B to Form 8-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Mr. Smith
Stater Bros. Holdings, Inc.
January 23, 2007
Page 6 of 6

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief